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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52230

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DPEC CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 FIFTH AVENUE, 10TH FLOOR
(No. and Street)

NEW YORK	NY	10010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIM F. HOLDERBAUM (212) 739-7655
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM LLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE, 11TH FLR.	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tim F. HOLDERBAUM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DPEC CAPITAL, INC., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

ANA TRIANA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01TR6250456
Qualified in Queens County
My Commission Expires October 24, 2015

Notary Public

February 17th, 2012
State of New York
County of New York

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DPEC CAPITAL, INC.

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
DPEC Capital, Inc.

We have audited the accompanying statement of financial condition of DPEC Capital, Inc. (the "Company") as of December 31, 2011, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards established by the Auditing Standards Board (United States) and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of DPEC Capital, Inc. as of December 31, 2011, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred losses of $1,516,698 during the year ended December 31, 2011. Cash used in operating activities was $867,480. In addition, based upon projected revenues and expenses, the Company believes that it may not have sufficient funds to operate for the next twelve months. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

MARCUMGROUP
MEMBER

Marcum LLP ▪ 750 Third Avenue ▪ 11th Floor ▪ New York, New York 10017 ▪ **Phone** 212.485.5500 ▪ **Fax** 212.485.5501 ▪ **marcumllp.com**

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II and III required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America and in accordance with the standards of the Public Company Accounting Oversight Board (United States). In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Marcum LLP

New York, NY
February 27, 2011

DPEC CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

Assets		
Cash	$ 30,866	
Due from clearing broker	50,000	
Advances and loans to registered representatives, net	1,471,925	
Property and equipment, net	18,156	
Investment in and receivable from Affiliates	1,177,728	
Prepaid expenses	29,939	
Total Assets		$ 2,778,614
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$ 40,024	
Total Liabilities		$ 40,024
Commitments and Contingencies		
Stockholder's Equity		
Common stock, $.01 par value; 1,000 shares authorized; 100 shares issued and outstanding	1	
Paid-in capital	9,474,069	
Accumulated deficit	(6,735,480)	
Total Stockholder's Equity		2,738,590
Total Liabilities and Stockholder's Equity		$ 2,778,614

The accompanying notes are an integral part of these financial statements.

DPEC CAPITAL, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues		
Private equity and venture capital fees - related parties	$ 1,257,444	
Investment income - related parties	(397,456)	
Interest and other income	6,595	
Total Revenues		$ 866,583
Expenses		
Salaries and related costs	379,956	
Commissions and related costs	1,242,630	
Clearing costs	16,000	
Communications	10,820	
Depreciation and amortization	20,218	
Professional fees and other expenses	713,657	
Total Expenses		2,383,281
Net Loss		$ (1,516,698)

The accompanying notes are an integral part of these financial statements.

DPEC CAPITAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance - Beginning	100	$ 1	$8,575,530	$(5,218,782)	$ 3,356,749
Capital contributions from Parent	--	--	675,000	--	675,000
Stock-based compensation	--	--	223,539	--	223,539
Net loss	--	--	--	(1,516,698)	(1,516,698)
Balance - Ending	100	$ 1	$9,474,069	$(6,735,480)	$ 2,738,590

The accompanying notes are an integral part of these financial statements.

DPEC CAPITAL, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2011

Cash Flows from Operating Activities		
Net loss		$ (1,516,698)
Adjustments to reconcile net loss to net cash used in operating activities:		
Provision for uncollectible advances and loans to registered representatives	$ 33,000	
Stock-based compensation	223,539	
Depreciation and amortization	20,218	
(Increase) decrease in assets:		
Due from clearing broker	(639)	
Advances and loans to registered representatives	154,253	
Investment in and receivable from Affiliates	313,086	
Other assets	3,558	
Decrease in liabilities:		
Accounts payable and accrued expenses	(93,034)	
Payable to Affiliate	(4,763)	
Total Adjustments		649,218
Net Cash Used in Operating Activities		(867,480)
Cash Provided by Financing Activities		
Capital contributions from Parent		675,000
Net Decrease in Cash		(192,480)
Cash - Beginning of year		223,346
Cash - End of year		$ 30,866

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest expense	$ --
Income taxes	$ --

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

DPEC Capital, Inc. (the "Company") was incorporated on February 9, 2001 in the state of Delaware. The Company is a broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA"), the Securities and Exchange Commission ("SEC") and the Securities Investor Protection Corp ("SIPC") and clears its securities transactions on a fully disclosed basis with another broker-dealer. The Company provides brokerage securities trading; private equity and venture capital investments; and advisory and other financial services to customers. There were no liabilities subordinated to the claims of creditors during the period ended December 31, 2011.

The Company is a wholly-owned subsidiary of Diversified Private Equity Corp. ("Parent").

The Company, in its normal course of business, enters into and may be a party to private equity transactions with its Parent and certain related affiliates (see Notes 7 and 14).

NOTE 2 - GOING CONCERN AND MANAGEMENT'S LIQUIDITY PLANS

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company incurred losses of $1,516,698 during the year ended December 31, 2011. Cash used in operating activities was $867,480 for the year ended December 31, 2011. In addition, based upon projected revenues and expenses, the Company believes that it may not have sufficient funds to operate for the next twelve months. The aforementioned factors raise substantial doubt about the Company's ability to continue as a going concern.

The Company needs to raise additional capital in order to be able to accomplish its business plan objectives. The Company has historically satisfied its capital needs primarily from capital contributions from its Parent, which in turn has relied on the sale of equity and debt securities. This Company received capital contributions of $675,000 from its Parent for the year ended December 31, 2011. Management of the Parent is continuing its efforts to secure additional funds through debt instruments. Management believes that it will be successful in obtaining additional financing; however, no assurance can be provided that the Company will be able to do so. There is no assurance that these funds will be sufficient to enable the Company to attain profitable operations or continue as a going concern. To the extent that the Company is unsuccessful, the Company may need to curtail its operations and implement a plan to extend payables and reduce overhead until sufficient additional capital is raised to support further operations. There can be no assurance that such a plan will be successful. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents.

PRIVATE EQUITY AND VENTURE CAPITAL

Private equity and venture capital revenues include fees earned from providing venture capital and private equity investments. These fees are recorded at the date on which the offering's contingencies have been satisfied, funds are released from escrow and fees are earned.

Fees earned can include cash and securities, including warrants. Warrants are recorded as private equity and venture capital fees on the grant date based on the grant date fair value. For each financial reporting period, the warrants are revalued and any gain or loss is recognized as investment income (loss). The Company uses the Black-Scholes method to estimate the fair value of the warrants.

STOCK-BASED COMPENSATION

The Company is required to measure the cost of services received in exchange for an award of equity instruments based on the fair value of the award. For employees and directors, the award is measured on the grant date and for non-employees, the award is generally premeasured on interim financial reporting dates until the service period is complete. The fair value amount is then recognized over the period during which services are required to be provided in exchange for the award, usually the vesting period.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets, which range from three to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the leases. Maintenance and repairs are charged to expense as incurred; costs of major additions and betterments that extend the useful life of the asset are capitalized. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation or amortization are removed from the accounts and any gain or loss on disposal is recognized.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CONCENTRATIONS OF CREDIT RISK

The Company is engaged in providing a broad range of securities brokerage and investment services to a diverse group of private investors, as well as corporate finance and investment banking services to corporations and businesses. The Company uses a clearing broker to process transactions and maintain customer accounts on a fee basis for the Company. The Company permits the clearing firms to extend credit to its clientele secured by cash and securities in the client's account. The Company's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing broker for losses they incur while extending credit to the Company's clients. The maximum potential amount for future payments that the Company could be required to pay under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make any material payments under these arrangements and has not recorded any contingent liability in the financial statements for this indemnification. It is the Company's policy to review, as necessary, the credit standing of its customers and each counterparty. Amounts due from customers that are considered uncollectible by the clearing broker are charged back to the Company by the clearing broker when such amounts become determinable.

The Company places its cash deposits and temporary cash investments with major financial institutions. At times, cash and cash equivalents may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limit. At December 31, 2011, all of the Company's cash and cash equivalents are held at one financial institution.

ADVANCES AND LOANS TO REGISTERED REPRESENTATIVES

Advances and loans to registered representatives represent up-front or other short-term loans to registered representatives of the Company. The Company has the right to recover such advances from other monies owed to the registered representatives in the ordinary course of business. Such advances are also collateralized by certain investments the registered representatives own in affiliates of the Company. The determination of the uncollectible accounts is based on the amount of credit extended, the length of time each receivable has been outstanding, the collateral value and future compensation prospects, as it relates to each individual registered representative. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management and is included as part of professional fees and other expenses in the accompanying statements of operations. As of December 31, 2011, the Company has reserved approximately $486,000 for any potential non-collection.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ADVERTISING COSTS

Advertising costs are expensed as incurred. Advertising costs, which are included in professional fees and other expenses, were deemed to be nominal during the reporting period.

INCOME TAXES

The Company accounts for income taxes under the liability method, which requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. The Company additionally establishes a valuation allowance to reflect the likelihood of realization of deferred tax assets.

USE OF ESTIMATES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECENTLY ISSUED ACCOUNTING STANDARDS

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-04, Fair Value Measurement (Topic 820). This updated accounting guidance establishes common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and International Financial Reporting Standards ("IFRS"). This guidance includes amendments that clarify the intent about the application of existing fair value measurements and disclosures, while other amendments change a principle or requirement for fair value measurements or disclosures. The guidance provided by this update becomes effective for interim and annual periods beginning on or after December 15, 2011. The adoption of this standard is not expected to have a material impact on the Company's financial position or results of operations.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company's financial statements upon adoption.

NOTE 4 - DUE FROM CLEARING BROKER

Due from clearing broker represents amounts due from the clearing organization consisted primarily of cash deposits in accordance with the clearing arrangement with Sterne Agee & Leach, Inc. ("SAL"), the Company's clearing broker. The Company incurred charges of approximately $16,000 for the year ended December 31, 2011.

NOTE 5 - ADVANCES AND LOANS TO REGISTERED REPRESENTATIVES

Effective January 1, 2011, the Company's board approved the reduction of the balance of loans to registered representatives by $241,000, which was expensed as $133,000 of "Professional fees and other expenses", $80,000 of "Commissions and related costs" and $28,000 of "Interest and other income." Further, the board approved the reduction of the interest rate on all loans from 6% to 2%.

As of December 31, 2011, the Company has net outstanding advances and loans to registered representatives of $1,471,925. The total net balance consists of the following:

Loans to registered representatives	$1,938,209
Advances to registered representatives	19,716
Allowance for uncollectible amounts	(486,000)
Total	$1,471,925

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment, net, at December 31, 2011, consists of the following:

Furniture and fixtures	$62,396
Less: accumulated depreciation and amortization	(44,240)
Property and Equipment, Net	$18,156

Depreciation and amortization expense for the year ended December 31, 2011 was $20,218.

NOTE 7 - INVESTMENT IN AND RECEIVABLE FROM AFFILIATES

Investment in and receivable from Affiliates, at December 31, 2011, consisted of the following:

Investments in warrants of Affiliates, not readily marketable	$ 523,122
Investment in Affiliates, not readily marketable	654,592
Receivable from Parent	14
Total Investment in and Receivable from Affiliates	$1,177,728

The investments in not readily marketable securities represent equity instruments of private companies recorded as investments at fair value. The warrants were received as a component of our fees for services rendered at fair value.

NOTE 8 - FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or developed by the Company. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

- Level 1 - Valued based on quoted prices at the measurement date for identical assets or liabilities trading in active markets. Financial instruments in this category generally include actively traded equity securities.

- Level 2 - Valued based on (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active; (c) inputs other than quoted prices that are observable for the asset or liability; or (d) from market corroborated inputs. Financial instruments in this category include certain corporate equities that are not actively traded or are otherwise restricted.

- Level 3 - Valued based on valuation techniques in which one or more significant inputs is not readily observable. Included in this category are certain corporate debt instruments, certain private equity investments, and certain commitments and guarantees.

NOTE 8 - FAIR VALUE MEASUREMENTS (CONTINUED)

As of December 31, 2011:

Securities Owned at Fair Value	Level 1	Level 2	Level 3	Total
Warrants - Affiliates	--	--	523,122	523,122
Investments - Affiliates	--	--	654,592	654,592
		--		
Total	--	--	1,177,714	1,177,714

A reconciliation of Level 3 assets is as follows:

	Warrants	Investments
Balance - January 1, 2011	$ 656,441	$832,930
Received/purchases/issuances	284,115	19,082
Expired	(135,022)	--
Allocated to employees as compensation	(198,073)	--
Unrealized loss	(84,338)	(197,420)
Balance - December 31, 2011	$ 523,123	$654,592
Accumulated Unrealized (Losses) Gains Related to Securities Owned Held at December 31, 2011	$(251,068)	$404,580

The fair value of the warrants was determined based on the Black-Scholes model, which requires the input of highly subjective assumptions, including the expected share price volatility. Given that such shares were not publicly-traded, the Company developed an expected volatility figure based on a review of the historical volatilities, over a period of time, of similarly positioned public companies within the industry.

It is the Company's policy to distribute part of the warrants it receives to registered representatives or other employees who provided investment banking services. The total compensation expense (fair value) recorded related to these distributed warrants was $198,073 in 2011. These warrants had been earned through serving as placement agent on various private placement offerings.

NOTE 9 - INCOME TAXES

The accounts of the Company are included in the consolidated income tax returns filed by its Parent. The Company computes its tax accounts as if it were a separate entity. The Company has elected an accounting policy whereby interest and penalties assessed by jurisdictions, if any, would be classified as an operating expense.

As of December 31, 2011, the Company had approximately $6,037,000 of federal and state net operating loss carryforwards available to offset future taxable income. These net operating losses, if not utilized, begin expiring in 2022. In accordance with Section 382 of the Internal Revenue Code, deductibility of the Company's net operating loss carryforward may be subject to an annual limitation in the event of a change of control. The Company performed a preliminary evaluation as to whether a change of control has taken place and concluded that no such change has occurred to date.

At December 31, 2011, net deferred tax assets consisted of the following:

Deferred Tax Assets:	
Net operating loss	$2,738,000
Stock-based compensation	249,000
Allowance for uncollectible advances and loans	220,000
Gross deferred tax assets	3,207,000
Excess of book over tax basis of warrants	(237,000)
Excess of book over tax basis of investments	(192,000)
Net deferred tax assets before valuation allowance	2,778,000
Less: valuation allowance	(2,778,000)
Net Deferred Tax Asset	$ --

The income tax provision (benefit) consists of the following for the year ended December 31, 2011:

Current:	
Federal	$ --
State and local	--
	--
Deferred:	
Federal	(491,000)
State and local	(164,000)
	(655,000)
Change in valuation allowance	655,000
Income Tax Provision	$ --

NOTE 9 - INCOME TAXES (CONTINUED)

A reconciliation of the statutory federal income tax rate to the Company's effective tax rate for the year ended December 31, 2011 is as follows:

Tax at federal statutory rate	(34.0)%
State and local income taxes, net of Federal benefit	(11.3)
Non-deductible stock-based compensation	1.3
Meals and entertainment	0.5
Other differences	0.4
Increase in valuation allowance	43.1
Effective Income Tax Rate	0.0%

The Company believes that uncertainty exists with respect to the future realization of the net deferred tax assets and has established a valuation allowance for the full amount as of December 31, 2011. The deferred tax asset valuation allowance increased by approximately $655,000 during the year ended December 31, 2011.

The Company evaluated the provisions of ASC 740 related to the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits". A liability is recognized (or amount of net operating loss carry forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740. As of December 31, 2011, no liability for unrecognized tax benefits was required to be recorded. The Company's federal and state income tax returns for the tax years after 2007 remain open for examination by federal and state tax authorities.

Interest costs related to unrecognized tax benefits are required to be calculated (if applicable) and would be classified as "Interest and other income" in the statements of operation. Penalties would be recognized as a component of "Professional fees and other expenses."

NOTE 10 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the SEC's Uniform Net Capital Rule 15c3-1 that requires the maintenance of minimum net capital. This requires that the Company maintain minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

As of December 31, 2011, the Company's net capital exceeded the requirement by $35,842.

The Company had a percentage of aggregate indebtedness to net capital of approximately 98% as of December 31, 2011.

Advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC, and other regulatory agencies are subject to certain notification and other provisions of the net capital rules of the SEC. The Company qualifies under the exemptive provisions of Rule 15c3-3 as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 11 - STOCKHOLDER'S EQUITY

STOCK OPTION PLANS

The Parent's 2001 Equity Incentive Plan, as amended, and the 2008 Equity Incentive Plan, as amended, were approved by the Parent's Board on June 21, 2001, September 2, 2008, and January 18, 2011 respectively. The plans provide for grants to purchase up to an aggregate of 342,700 shares, and 5,000,000 shares, respectively. Both equity plans permit the granting of incentive and non-qualified stock options, restricted and unrestricted stock, performance awards, loans and grants. Under all plans, (1) awards may be granted to employees, consultants, independent contractors, officers and directors; (2) the maximum term of any award shall be ten years from the date of grant; (3) the exercise price of any award shall not be less than the fair value on the date of grant.

STOCK OPTION GRANTS

On July 12, 2011, the Company's Parent granted options to purchase 620,000 shares of common stock at an exercise price of $3.85, to employees of the Company pursuant to the 2008 Equity Incentive Plan. The options expire after five years. The $1,278,382 grant date fair value is being amortized over the four year vesting period.

During the year ended December 31, 2011, options to purchase 14,564 shares of the Parent's common stock were forfeited by a former employee in accordance with the terms of the option agreement.

NOTE 11 - STOCKHOLDER'S EQUITY (CONTINUED)

STOCK OPTION GRANTS (CONTINUED)

During the year ended December 31, 2011, the Company recognized compensation expense related to stock option grants of $190,611 to registered representatives, which is reflected as commissions and related costs in the statement of income. As of December 31, 2011, there was $1,131,854 of unrecognized stock-based compensation expense related to stock option grants that will be amortized over a weighted average period of 3.52 years.

The Company has computed the fair value of options granted using the Black-Scholes option pricing model. Forfeitures are estimated at the time of valuation and reduce expense ratably over the vesting period. This estimate will be adjusted periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the previous estimate, when it is material. The expected term of options granted represents the estimated period of time that options granted are expected to be outstanding were estimated based upon the "simplified" method for "plain-vanilla" options. Given that the Company's shares are not publicly traded, the Company developed an expected volatility figure based on a review of the historical volatilities, over a period of time, of similarly positioned public companies within its industry. The risk-free interest rate was determined from the implied yields from U.S. Treasury zero-coupon bonds with a remaining term consistent with the expected term of the options.

In applying the Black-Scholes option pricing model at grant date, the Company used the following weighted average assumptions:

Risk free interest rate	0.84%
Expected term (years)	3.61
Expected volatility	89.0%
Expected dividends	--
Forfeiture rate	5.0%

The weighted average estimated grant date fair value of the stock options granted during the year ended December 31, 2011 was $2.06 per share.

NOTE 11 - STOCKHOLDER'S EQUITY (CONTINUED)

STOCK OPTION GRANTS (CONTINUED)

A summary of options activity during the year ended December 31, 2011 is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Intrinsic Value
Balance - December 31, 2010	131,973	$8.39		
Granted	620,000	3.85		
Exercised	--	--		
Forfeited	(14,564)	7.30		
Cancelled	--	--		
Balance - December 31, 2011	737,409	$4.59	4.1	$ --
Exercisable - December 31, 2011	115,601	$8.54	2.0	$ --

The following table presents information related to stock options at December 31, 2011:

Options Outstanding		Options Exercisable	
Exercise Price	Number of Options	Weighted Average Remaining Life in Years	Number of Options
$7.30	100,503	1.9	98,695
3.85	620,000	--	--
8.03	7,710	3.3	7,710
14.60	1,714	3.3	1,714
24.08	7,482	2.0	7,482
	737,409	2.0	115,601

CAPITAL CONTRIBUTION

The Company's Parent contributed an aggregate of $675,000 of capital to the Company during the year ended December 31, 2011.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

LITIGATION

The Company is subject to legal proceedings and claims arising from the ordinary course of its business. In the opinion of management, the aggregate liability, if any, with respect to such actions, will not have a material adverse effect on the financial condition or result of operations of the Company.

In May 2007, the Company, the Chairman and Chief Executive Officer of the Company and its Parent, the Company's former Senior Vice President and Director of Compliance and Operations, and the former Executive Vice President and Chief Operating Officer of the Company's Parent, entered into a settlement of a disciplinary action filed in May 2004 by the NASD (now known as FINRA), the regulatory body that has primary jurisdiction over the company. The settlement with FINRA left a few charges unresolved, principally whether the Chairman and CEO inadvertently or willfully failed to properly disclose the existence of certain federal tax liens on his personal NASD Form U-4.

Following a two-day hearing in July 2007, a decision was issued in December 2007. The Chairman and CEO was found to have negligently failed to make, or timely make, certain disclosures on his Form U-4 (principally concerning personal tax liens which relate to tax years as far back as 1993 and which have all been paid off), and to have willfully failed to disclose certain tax liens for part of the period in question. In connection only with his duties at DPEC Capital, Inc. the Chairman and CEO received a three-month suspension and fined $12,500.

The Chairman and CEO never disputed that he failed to timely make these disclosures on his Form U-4; he only disputed the willfulness finding. He appealed the decision (with respect to the willfulness issue only) to the FINRA National Adjudicatory Council, to the U.S. Securities and Exchange Commission, and to the U.S. Court of Appeals, respectively in 2008, 2009 and 2010. The willfulness finding was affirmed each time, with the Court of Appeals issuing its decision on February 14, 2012. As a result, the Chairman and CEO is now subject to a "statutory disqualification," which may result in him becoming unable to work in the securities industry.

During the time that his appeals were pending, the sanctions noted above were stayed. However, as the appellate process is now complete, the Chairman and CEO must comply with them. Management does not believe these sanctions affect his ability to perform his duties as Chairman and CEO of the Parent. After he has fully complied with those sanctions, DPEC Capital, Inc. intends to file promptly FINRA Form MC-400, Membership

NOTE 12 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

LITIGATION (CONTINUED)

Continuance Application. By this form, a firm employing a person subject to statutory disqualification requests permission to allow the disqualified person to remain in the securities industry notwithstanding the disqualifying event. It is not known at this time whether or not such application will be successful. If it is not, the Chairman and CEO may then be required to cease working for DPEC Capital, Inc. and that could have a material adverse effect on the Company.

The Company is a named defendant or respondent in only one pending litigation or FINRA arbitration, Cheng vs. Fasano, DPEC Capital, Inc., et al., N.Y. Supreme Court, Index No. 10115871 (filed December 7, 2010). The Plaintiff in this case is the widow of a former brokerage customer of the defendants. Plaintiff sued the customer's registered representative and DPEC Capital, alleging that defendants improperly invested the customer's money in "volatile stocks" after representing that they would "prudently invest" his retirement funds, and in so doing "violated their fiduciary duty" to the customer. Plaintiff seeks damages of $385,945 plus interest from July 1, 2007. In March 2011, defendants filed a motion to stay the litigation and compel arbitration of the dispute, or in the alternative, to dismiss pursuant to the statute of limitations. A hearing on the motion has been completed, and a decision is expected following the filing in late February 2012 of post-hearing briefs. The Company intends to vigorously defend against this action. As of December 31, 2011, the Company has not accrued any amounts in connection with this legal matter.

NOTE 13 - BENEFIT CONTRIBUTION PLAN

The Company's Parent sponsors a 401(k) profit sharing plan that covers substantially all of its employees, including employees of DPEC Capital, Inc. The plan provides for a discretionary annual contribution, which is allocated in proportion to compensation. In addition, each participant may elect to contribute to the Plan by way of a salary deduction.

A participant is always fully vested in their account, including the Company's contribution. For the year ended December 31, 2011, the Company recorded a charge of approximately $32,928 for the 2011 contribution. This charge has been included in the 2011 statement of operation and is also a component of stockholder's equity. The Parent will issue shares of its common stock to settle this obligation.

NOTE 14 - RELATED PARTY TRANSACTIONS

The Company maintains equity investments in its Parent (indirectly) and certain affiliated companies, most of which were earned, pursuant to placement agency or settlement agreements. In addition, the Company maintains receivable (payable) balances with its Parent and certain Affiliates. See Note 7 for additional details.

During the year ended December 31, 2011, the Company's Parent contributed a total of $675,000 as additional paid-in capital. See Note 11 for additional details.

During the year ended December 31, 2011, the Company recorded $1,257,444 of private equity and venture capital fees arising from private placement transactions on behalf of certain affiliated companies pursuant to placement agency agreements. These revenues were generated from three entities, of which two represented 68% and 29% of private equity and venture capital fees during the year ended December 31, 2011, respectively. Of the total amount arising from affiliated companies, $973,329 represents cash fees and $284,115 represents fees in the form of warrants, which were recorded at fair market value as of the grant date using the Black-Scholes model. See Note 8 for additional details.

The Company entered into an agreement to pay its Parent a monthly amount to cover shared expenses based on estimated usage to cover office space, support staff and other operating expenses. Included in salaries and related costs, professional fees and other expenses are $451,964 for charges paid to its Parent.

NOTE 15 - REVENUE CONCENTRATION

The Company considers significant revenue concentrations to be customers or employees who account for 10% or more of the total revenues generated by the Company during the period. The Company had five active employees who accounted for 31%, 22%, 17%, 11% and 10% of private equity and venture capital fees, respectively.

NOTE 16 - SUBSEQUENT EVENTS

Through the report date, the Company's Parent contributed a total of $250,000 as additional paid-in capital in 2012.

Management has evaluated all subsequent events to determine if events or transactions occurring through February 27, 2012, the date the financial statements were available to be issued, require adjustment to or disclosure in the financial statements.

DPEC CAPITAL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2011

Net Capital		
Stockholder's equity		$ 2,738,590
Deductions		
Non-allowable Deductions		
Advances and loans to registered representatives, net	$ 1,471,925	
Property and equipment, net	18,156	
Investment in and receivable from affiliates	1,177,728	
Other assets	29,939	
Total Deductions		2,697,748
Net Capital		$ 40,842
Aggregate Indebtedness (A.I.)		$ 40,024
Computation of Basic Net Capital Requirement		
(a) Minimum Net Capital Required (6 2/3% of Aggregated Indebtedness)		$ 2,668
(b) Minimum Dollar Net Capital Required		$ 5,000
Net Capital Requirement (Greater of (a) or (b))		$ 5,000
Excess Net Capital over Requirement		$ 35,842
Percentage of Aggregate Indebtedness to Net Capital		98%

There are no material differences from the Net Capital calculation shown above and the Net Capital calculation as filed on Form X-17A-5 on February 23, 2012.

See report of independent registered public accounting firm.

DPEC CAPITAL, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2011

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

See report of independent registered public accounting firm.

DPEC CAPITAL, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2011

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

See report of independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Member of
DPEC Capital, Inc.

In planning and performing our audit of the financial statements of DPEC Capital, Inc. (the "Company"), as of and for the year ended December 31, 2011, and in accordance with the standards of the Public Company Accounting Oversight Board (United States) in accordance with auditing standards generally accepted in the United States of America and in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

MARCUMGROUP
MEMBER

Marcum LLP ▪ 750 Third Avenue ▪ 11th Floor ▪ New York, New York 10017 ▪ **Phone** 212.485.5500 ▪ **Fax** 212.485.5501 ▪ **marcumllp.com**

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency or a combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

New York, NY
February 27, 2012

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
DPEC Capital, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by DPEC Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating DPEC Capital, Inc's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). DPEC Capital, Inc's management is responsible for DPEC Capital, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (copy of cancelled check, related bank statement, and excel spreadsheet calculating the annual assessment and the accrued assessment expense, and traced the accrued expense to the trial balance), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, (excel spreadsheet reconciling the adjustments to the yearend trial balances), noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (excel spreadsheet recalculating the SIPC-7 assessment expense), noting no difference.

Marcum LLP ▪ 750 Third Avenue ▪ 11th Floor ▪ New York, New York 10017 ▪ **Phone** 212.485.5500 ▪ **Fax** 212.485.5501 ▪ **marcumllp.com**

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

New York, NY
February 27, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052230 FINRA DEC
DPEC CAPITAL INC 6'6
135 5TH AVENUE 10TH FLOOR
NEW YORK, NY 10010-7101

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
212-739-7655

2. A. General Assessment (item 2e from page 2) $3106

B. Less payment made with SIPC-6 filed (exclude interest) (706.58)
11/18/2011
Date Paid

C. Less prior overpayment applied (75.00)

D. Assessment balance due or (overpayment) 2323.89

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $2323.89

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $2323.89

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

DPEC CAPITAL, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23 day of FEBRUARY, 20 12.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 01, 2011 and ending December 31, 2011
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$866,582
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	397,698
Total additions	397,698
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	16,000
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	6,056
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	22,056
2d. SIPC Net Operating Revenues	$1,242,224
2e. General Assessment @ .0025	$3,106
	(to page 1, line 2.A.)

DPEC CAPITAL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2011